CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,240,000	$256.70

Pricing supplement no. 518
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 8-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011	Registration Statement No. 333-177923 Dated July 13, 2012 Rule 424(b)(2)

Structured Investments	$2,240,000 2.80% (equivalent to 5.60% per annum) Callable Yield Notes due January 18, 2013 Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF

General

•	The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in the appreciation of either the SPDR® S&P® Metals & Mining ETF or the Market Vectors Gold Miners ETF and to forgo dividend payments. Investors should be willing to assume the risk that they will receive less interest if the notes are called and the risk that, if the notes are not called, they may lose some or all of their principal at maturity.
•	The notes will pay 2.80% (equivalent to 5.60% per annum) interest over the term of the notes, assuming no Optional Call, payable at a rate of 0.46667% per month. However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not called, the payment at maturity will be based on the performance of the Lesser Performing Underlying and whether the closing price of either Underlying is less than its Starting Underlying Level by more than the applicable Buffer Amount on any day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes may be called, in whole but not in part, at our option on any of the Optional Call Dates set forth below. If the notes are called pursuant to an Optional Call, payment on the applicable Optional Call Date for each $1,000 principal amount note will be a cash payment of $1,000, plus any accrued and unpaid interest, as described below.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 18, 2013*
•	The payment at maturity is not linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The Pricing Date, for purposes of these notes, is the day that the terms of the notes become final. With respect to each Underlying, the Starting Underlying Level was determined by reference to the closing price of one share of that Underlying on July 12, 2012 and not by reference to the closing price of one share of that Underlying on the Pricing Date.

Key Terms

Underlyings:	The SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF (each an “Underlying,” and collectively, the “Underlyings”)
Interest Rate:

2.80% (equivalent to 5.60% per annum) over the term of the notes, assuming no Optional Call, payable at a rate of 0.46667% per month

The notes may be called, in whole but not in part, at our option (such an event, an “Optional Call”) on any of the Optional Call Dates set forth below.

Buffer Amount:	With respect to the SPDR® S&P® Metals & Mining ETF, $17.9955, which is equal to 45.00% of its Starting Underlying Level, subject to adjustments. With respect to the Market Vectors Gold Miners ETF, $18.7605, which is equal to 45.00% of its Starting Underlying Level, subject to adjustments.
Pricing Date:	July 13, 2012
Settlement Date:	On or about July 18, 2012
Observation Date*:	January 15, 2013
Maturity Date*:	January 18, 2013
CUSIP:	48125VS43
Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Interest Payment Dates:	Interest on the notes will be payable monthly in arrears on the 18th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date or the relevant Optional Call Date, as applicable (each such day, an “Interest Payment Date”), commencing August 18, 2012. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.
Payment at Maturity:

If the notes are not called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Trigger Event has occurred and the performance of the Lesser Performing Underlying. If the notes are not called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, unless:

(a) the Ending Underlying Level of either Underlying is less than its Starting Underlying Level; and

(b) a Trigger Event has occurred.

If the notes are not called and the conditions described in (a) and (b) are both satisfied, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any accrued and unpaid interest, will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return)

You will lose some or all of your principal at maturity if the notes are not called and the conditions described in (a) and (b) are both satisfied.

Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of either Underlying is less than its Starting Underlying Level by more than the applicable Buffer Amount.
Underlying Return:	With respect to each Underlying, the Underlying Return is calculated as follows: Ending Underlying Level – Starting Underlying Level Starting Underlying Level
Optional Call:	We, at our election, may call the notes, in whole but not in part, on any of the Optional Call Dates at a price for each $1,000 principal amount note equal to $1,000 plus any accrued and unpaid interest to but excluding the applicable Optional Call Date. If we intend to call your notes, we will deliver notice to DTC at least five business days before the applicable Optional Call Date.
Optional Call Dates*:	Each Interest Payment Date (other than the first Interest Payment Date or the Maturity Date) will be an Optional Call Date.
Other Key Terms:	See “Additional Key Terms” on the next page.
*	Subject to postponement as described under “Description of Notes — Payment at Maturity,” “Description of Notes — Payment upon Optional Call” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 8-I.

Investing in the Callable Yield Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 8-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$25.50	$974.50
Total	$2,240,000	$57,120	$2,182,880
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $25.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $20.00 per $1,000 principal amount note. These concessions include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-48 of the accompanying product supplement no. 8-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 13, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012. During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly. These changes had a negative impact on the effectiveness of our Chief Investment Office’s internal controls over valuation of the synthetic credit portfolio. Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters. The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this pricing supplement for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012. See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 8-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 13, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 8-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 8-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007604/e46186_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Starting Underlying Level:	With respect to each Underlying, the closing price of one share of that Underlying on July 12, 2012, which was $39.99 for the SPDR® S&P® Metals & Mining ETF and $41.69 for the Market Vectors Gold Miners ETF, divided by the Share Adjustment Factor for that Underlying. The Starting Underlying Level of each Underlying is not determined by reference to the closing price of one share of that Underlying on the Pricing Date.
Ending Underlying Level:	With respect to each Underlying, the closing price of one share of that Underlying on the Observation Date
Share Adjustment Factor:	With respect to each Underlying, set equal to 1.0 on July 12, 2012 and subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 8-I.
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Return of the SPDR® S&P® Metals & Mining ETF and the Underlying Return of the Market Vectors Gold Miners ETF
JPMorgan Structured Investments —	PS-1
Callable Yield Notes Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF

Selected Purchase Considerations

•	THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US — The notes will pay interest at the Interest Rate specified on the cover of this pricing supplement, assuming no Optional Call, which is higher than the yield currently available on debt securities of comparable maturity issued by us. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments as specified on the cover of this pricing supplement, assuming no Optional Call. Interest on the notes will be payable monthly in arrears on the 18th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date or the relevant Optional Call Date, as applicable (each such day, an “Interest Payment Date”), commencing August 18, 2012. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for August 2012 is August 18, 2012, but because that day is not a business day, payment of interest with respect to that Interest Payment Date will be made on August 20, 2012, the next succeeding business day.
•	POTENTIAL EARLY EXIT AS A RESULT OF THE OPTIONAL CALL FEATURE — If the notes are called pursuant to an Optional Call, on the applicable Optional Call Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding the applicable Optional Call Date.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT CALLED — If the notes are not called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is not less than its Starting Underlying Level. A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of one share of either Underlying is less than its Starting Underlying Level by more than the applicable Buffer Amount. However, if the notes are not called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than its Starting Underlying Level, you could lose the entire principal amount of your notes.
•	EXPOSURE TO EACH OF THE UNDERLYINGS — The return on the notes is linked to the Lesser Performing Underlying, which will be either the SPDR® S&P® Metals & Mining ETF or the Market Vectors Gold Miners ETF.

The SPDR® S&P® Metals & Mining ETF is an exchange-traded fund of SPDR® Series Trust, which is a registered investment company that consists of numerous separate investment portfolios. SSgA Funds Management, Inc. is the investment adviser for the SPDR® S&P® Metals & Mining ETF. The SPDR® S&P® Metals & Mining ETF trades on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “XME.” The SPDR® S&P® Metals & Mining ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the S&P Metals & Mining Select Industry Index, which we refer to as the Underlying Index with respect to the SPDR® S&P® Metals & Mining ETF. The S&P Metals & Mining Select Industry Index is an equal-weighted index that is designed to measure the performance of the metals and mining sub-industry portion of the S&P® Total Market Index, a benchmark that measures the performance of the U.S. equity market. For additional information on the SPDR® S&P® Metals & Mining ETF, see the information set forth under “Fund Descriptions — The SPDR® S&P® Metals & Mining ETF” in the accompanying underlying supplement no. 1-I.

The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca under the ticker symbol “GDX.” The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which we refer to as the Underlying Index with respect to the Market Vectors Gold Miners ETF. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex, LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. For additional information about the Market Vectors Gold Miners ETF, see “Fund Descriptions — The Market Vectors Gold Miners ETF” in the accompanying underlying supplement no. 1-I.

•	TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 8-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, and on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a Put Option written by you that is terminated if an Optional Call occurs and that, if not terminated, in circumstances where the payment due at maturity is less than $1,000 (excluding accrued and unpaid interest) requires you to pay us an amount equal to $1,000 multiplied by the absolute value of the Lesser Performing Underlying Return and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward
JPMorgan Structured Investments —	PS-2
Callable Yield Notes Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF

contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.

In determining our reporting responsibilities, we intend to treat 11.25% of each interest payment as interest on the Deposit and the remainder as Put Premium. Assuming that the treatment of the notes as units each comprising a Put Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Optional Call.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2012 under certain financial instruments, if certain other conditions are met.  While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings or any of the equity securities held by the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 8-I dated November 14, 2011.

•	RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is greater than or equal to its Starting Underlying Level. If the notes are not called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than its Starting Underlying Level, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level. Accordingly, you could lose up to the entire principal amount of your notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations. Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These

JPMorgan Structured Investments —	PS-3
Callable Yield Notes Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF

downgrades may adversely affect our credit spreads and the market value of the notes. See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.

In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that these hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 8-I for additional information about these risks.
•	YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING — If the notes are not called and a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is greater than or equal to its Starting Underlying Level, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of either Underlying, which may be significant. If the notes are called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Optional Call Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Underlyings, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.
•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE CLOSING PRICE OF ONE SHARE OF EACH UNDERLYING — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to both of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the closing price of one share of each Underlying.
•	THE BENEFIT PROVIDED BY THE BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of one share of either Underlying is less than its Starting Underlying Level by more than the applicable Buffer Amount, a Trigger Event will occur, and you will be fully exposed to any depreciation in the Lesser Performing Underlying. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Underlying Level of either Underlying is less than its Starting Underlying Level, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level. You will be subject to this potential loss of principal even if the relevant Underlying subsequently recovers such that the closing price of one share of that Underlying is less than its Starting Underlying Level by less than the Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
•	YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING — If the notes are not called and a Trigger Event occurs, you will lose some or all of your investment in the notes if the Ending Underlying Level of either Underlying is below its Starting Underlying Level. This will be true even if the Ending Underlying Level of the other Underlying is greater than or equal to its Starting Underlying Level. The two Underlyings’ respective performances may not be correlated and, as a result, if the notes are not called and a Trigger Event occurs, you may receive the principal amount of your notes at maturity only if there is a broad-based rise in the performance of U.S. equities in the metals and mining industry during the term of the notes.
•	THE OPTIONAL CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — Upon an Optional Call, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Optional Call Date.
•	REINVESTMENT RISK — If your notes are called, the term of the notes may be reduced to as short as two months and you will not receive interest payments after the applicable Optional Call Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are called prior to the Maturity Date.
JPMorgan Structured Investments —	PS-4
Callable Yield Notes Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF

•	Certain BUILT-IN costs are likely to affect adversely the value of the notes prior to maturity — While the payment at maturity, if any, or upon an Optional Call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.

This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	BUFFER AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — Assuming the notes are not called, we will pay you your principal back at maturity only if the closing price of one share of each Underlying is not less than its Starting Underlying Level by more than the applicable Buffer Amount on any day during the Monitoring Period or the Ending Underlying Level of each Underlying is greater than or equal to its Starting Underlying Level. If the notes are not called and a Trigger Event has occurred, you will be fully exposed at maturity to any decline in the value of the Lesser Performing Underlying.
•	VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that the closing price of one share of that Underlying could be less than its Starting Underlying Level by more than the applicable Buffer Amount on any day during the Monitoring Period. An Underlying’s volatility, however, can change significantly over the term of the notes. The closing price of one share of an Underlying could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.
•	THERE ARE RISKS ASSOCIATED WITH THE UNDERLYINGS — Although the Underlying’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlyings or that there will be liquidity in the trading market. The Underlyings are subject to management risk, which is the risk that the investment strategies of an Underlying’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the Underlyings, and consequently, the value of the notes.
•	DIFFERENCES BETWEEN THE UNDERLYINGS AND THEIR RESPECTIVE UNDERLYING INDICES — The Underlyings do not fully replicate their respective Underlying Indices and may hold securities not included in their respective Underlying Indices. In addition, their performance will reflect additional transaction costs and fees that are not included in the calculation of their respective Underlying Indices. All of these factors may lead to a lack of correlation between the Underlyings and their respective Underlying Indices. Moreover, corporate actions with respect to the equity securities held by the Underlyings (such as mergers and spin-offs) may impact the variance between an Underlying and its Underlying Index. Finally, because the shares of the Underlyings are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of an Underlying may differ from the net asset value per share of that Underlying. For all of the foregoing reasons, the performance of the Underlyings may not correlate with the performance of their respective Underlying Indices.
•	an investment in the notes is subject to risks associated with the metals and mining industry — All or substantially all of the equity securities held by the SPDR® S&P® Metals & Mining ETF are issued by companies whose primary lines of business are directly associated with the metals and mining industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. The metals and mining industry can be significantly affected by international political and economic developments, energy conservation, the success of exploration projects, commodity prices and tax and other government regulations. Companies involved in the metals and mining industry may benefit from government subsidies or certain trade protections. If those subsidies or trade protections are reduced or removed, the profits of such companies may be affected, potentially drastically. In addition, competitive pressures and the cyclical nature of the metal and mining industry may have a significant effect on the financial condition of these companies. These companies are also subject to risks of changes in exchange rates, terrorist attacks, depletion of resources and reduced demand as a result of increases in energy efficiency, substitution and energy conservation. Such companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials and may be at risk for environmental damage claims. These factors could cause a downturn in the metals and mining industry and could cause the value of the equity securities held by the SPDR® S&P® Metals & Mining ETF and the price of the SPDR® S&P® Metals & Mining ETF to decline during the term of the notes.
•	RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Market Vectors Gold Miners ETF are issued by gold or silver mining companies. Because the value of the notes is linked to the performance of the Market Vectors Gold Miners ETF, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous
JPMorgan Structured Investments —	PS-5
Callable Yield Notes Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF

factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Underlyings or the securities held by the Underlyings would have.
•	HEDGING AND TRADING IN THE UNDERLYINGS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including instruments related to the Underlyings or the equity securities held by the Underlyings. We or our affiliates may also trade in the Underlyings or instruments related to the Underlyings or the equity securities held by the Underlyings from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an Optional Call or our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
•	THE ANTI-DILUTION PROTECTION FOR THE UNDERLYING IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for an Underlying for certain events affecting the shares of that Underlying. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of that Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Underlyings on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	whether a Trigger Event has occurred or is expected to occur;
•	the interest rate on the notes;
•	the actual and expected volatility of the Underlyings;
•	the time to maturity of the notes;
•	the Optional Call feature and whether we are expected to call the notes, which are likely to limit the value of the notes;
•	the dividend rates on the Underlyings and the equity securities held by the Underlyings;
•	the expected positive or negative correlation between the Underlyings, or the expected absence of any such correlation;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events;
•	the occurrence of certain events to the Underlyings that may or may not require an adjustment to the Share Adjustment Factor; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	PS-6
Callable Yield Notes Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “note total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity plus the interest payments received over the term of the notes per $1,000 principal amount note to $1,000. The table and examples below assume that the notes are not called prior to maturity and that the Lesser Performing Underlying is the SPDR® S&P® Metals & Mining ETF. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity. In addition, the following table and examples assume a Starting Underlying Level for the Lesser Performing Underlying of $40 and reflect the Interest Rate of 2.80% (equivalent to 5.60% per annum) over the term of the notes (assuming no Optional Call) and the Buffer Amount of 45.00%. In addition, if the notes are called prior to maturity, your note total return and total payment may be less than the amounts indicated below. Each hypothetical total return and total payment set forth below is for illustrative purposes only and may not be the actual total return or total payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Trigger Event Has Not Occurred (1)		Trigger Event Has Occurred (1)
Ending Underlying Level	Lesser Performing Underlying Return	Note Total Return	Total Payments over the Term of the Notes	Note Total Return	Total Payments over the Term of the Notes
$72.000	80.00%	2.80%	$1,028.00	2.80%	$1,028.00
$66.000	65.00%	2.80%	$1,028.00	2.80%	$1,028.00
$60.000	50.00%	2.80%	$1,028.00	2.80%	$1,028.00
$56.000	40.00%	2.80%	$1,028.00	2.80%	$1,028.00
$52.000	30.00%	2.80%	$1,028.00	2.80%	$1,028.00
$48.000	20.00%	2.80%	$1,028.00	2.80%	$1,028.00
$44.000	10.00%	2.80%	$1,028.00	2.80%	$1,028.00
$42.000	5.00%	2.80%	$1,028.00	2.80%	$1,028.00
$40.000	0.00%	2.80%	$1,028.00	2.80%	$1,028.00
$38.800	-2.80%	2.80%	$1,028.00	0.00%	$1,000.00
$38.000	-5.00%	2.80%	$1,028.00	-2.20%	$978.00
$36.000	-10.00%	2.80%	$1,028.00	-7.20%	$928.00
$32.000	-20.00%	2.80%	$1,028.00	-17.20%	$828.00
$28.000	-30.00%	2.80%	$1,028.00	-27.20%	$728.00
$24.000	-40.00%	2.80%	$1,028.00	-37.20%	$628.00
$22.000	-45.00%	2.80%	$1,028.00	-42.20%	$578.00
$21.996	-45.01%	N/A	N/A	-42.21%	$577.90
$20.000	-50.00%	N/A	N/A	-47.20%	$528.00
$16.000	-60.00%	N/A	N/A	-57.20%	$428.00
$12.000	-70.00%	N/A	N/A	-67.20%	$328.00
$8.000	-80.00%	N/A	N/A	-77.20%	$228.00
$4.000	-90.00%	N/A	N/A	-87.20%	$128.00
$0.000	-100.00%	N/A	N/A	-97.20%	$28.00
(1)	A Trigger Event occurs if the closing price of one share of either Underlying is less than its Starting Underlying Level by more than 45.00% on any day during the Monitoring Period.

The following examples illustrate how a total payment set forth in the table above is calculated.

Example 1: The price of the Lesser Performing Underlying increases from the Starting Underlying Level of $40 to an Ending Underlying Level of $42. Because the Ending Underlying Level of the Lesser Performing Underlying of $42 is greater than its Starting Underlying Level of $40, regardless of whether a Trigger Event has occurred, the investor receives total payments of $1,028 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $28 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 2: A Trigger Event has not occurred and the price of the Lesser Performing Underlying decreases from the Starting Underlying Level of $40 to an Ending Underlying Level of $32. Even though the Ending Underlying Level of the Lesser Performing Underlying of $32 is less than its Starting Underlying Level of $40, because a Trigger Event has not occurred, the investor receives total payments of $1,028 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $28 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

JPMorgan Structured Investments —	PS-7
Callable Yield Notes Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF

Example 3: A Trigger Event has occurred and the price of the Lesser Performing Underlying decreases from the Starting Underlying Level of $40 to an Ending Underlying Level of $32. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of $32 is less than its Starting Underlying Level of $40, the investor receives total payments of $828 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $28 per $1,000 principal amount note over the term of the notes and a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

[$1,000 + ($1,000 × -20%)] + $28 = $828

Example 4: A Trigger Event has occurred and the price of the Lesser Performing Underlying decreases from the Starting Underlying Level of $40 to an Ending Underlying Level of $20. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of $20 is less than its Starting Underlying Level of $40, the investor receives total payments of $528 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $28 per $1,000 principal amount note over the term of the notes and a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

[$1,000 + ($1,000 × -50%)] + $28 = $528

Example 5: A Trigger Event has occurred and the price of the Lesser Performing Underlying decreases from the Starting Underlying Level of $40 to an Ending Underlying Level of $0. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 0 is less than its Starting Underlying Level of $40, the investor receives total payments of $28 per $1,000 principal amount note over the term of the notes, consisting solely of interest payments of $28 per $1,000 principal amount note over the term of the notes, calculated as follows:

[$1,000 + ($1,000 × -100%)] + $28 = $28

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-8
Callable Yield Notes Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF

Historical Information

The following graphs show the historical weekly performance of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF from January 5, 2007 through July 13, 2012. The closing price of one share of the SPDR® S&P® Metals & Mining ETF on July 13, 2012 was $40.54. The closing price of one share of the Market Vectors Gold Miners ETF on July 12, 2012 was $42.31.

We obtained the various closing prices of the Underlyings below from Bloomberg Financial Markets, without independent verification. The historical prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of either Underlying on the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Underlyings or the equity securities held by the Underlyings will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Underlyings or the equity securities held by the Underlyings.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-9
Callable Yield Notes Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF